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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549              ---------------
                                                                 SEC FILE NUMBER
                                   FORM 12B-25                      000-26331
                                                                 ---------------
                          NOTIFICATION OF LATE FILING              CUSIP NUMBER
                                                                    39807A100
                                                                 ---------------


(CHECK ONE):  [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
              [ ] Form 10-D   [ ] Form N-SAR  [ ] Form N-CSR

      For Period Ended: MAY 31, 2005
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      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:
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  READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

GREYSTONE LOGISTICS, INC.
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Full Name of Registrant


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Former Name if Applicable


1613 E. 15TH STREET
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Address of Principal Executive Office (STREET AND NUMBER)


TULSA, OKLAHOMA 74120
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City, State and Zip Code


PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |    (a)  The reason described in reasonable detail in Part III of this
      |         form could not be eliminated without unreasonable effort or
      |         expense;
      |
      |    (b)  The subject annual report, semi-annual report, transition report
      |         on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
|X|   |         portion thereof, will be filed on or before the fifteenth
      |         calendar day following the prescribed due date; or the subject
      |         quarterly report or transition report on Form 10-Q or subject
      |         distribution report on Form 10-D, or portion thereof, will be
      |         filed on or before the fifth calendar day following the
      |         prescribed due date; and
      |
      |    (c)  The accountant's statement or other exhibit required by Rule
      |         12b-25(c) has been attached if applicable.

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

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.
(Attach Extra Sheets if Needed)

THE REGISTRANT'S LIMITED PERSONNEL AND RESOURCES HAVE IMPAIRED ITS ABILITY TO PREPARE AND TIMELY FILE ITS ANNUAL REPORT ON FORM 10-KSB FOR THE PERIOD ENDED MAY 31, 2005.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       ROBERT H. NELSON                 (917)                     716-2540
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            (Name)                   (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                            GREYSTONE LOGISTICS, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  AUGUST 29, 2005                        By  /S/ ROBERT H. NELSON
     -------------------                        ------------------------


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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.



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The net loss for the twelve month period ended May 31, 2005, is expected to be approximately $(14,300,000) compared to a net loss of $(2,974,929), as restated, for the twelve month period ended May 31, 2004.

The net loss to common shareholders for the twelve month period ended May 31, 2005, is expected to be approximately $(14,700,000), or $(0.82) per share, compared to a net loss of $(3,635,100), or $(0.33) per share, as restated, for the twelve month period ended May 31, 2004.

The restated net loss computations for the fiscal year 2004 described above have not been previously reported by the Company in its filings with the Securities and Exchange Commission. The Company intends to file an amendment to its Annual Report on Form 10-KSB for the period ended May 31, 2004, to reflect, among other things, such restated net loss computations.

The increase in the net loss for the twelve month period ended May 31, 2005, when compared to the net loss for the twelve month period ended May 31, 2004, is primarily related to nonrecurring impairment charges of $9,900,000 during the fiscal year ended May 31, 2005, which charges will be further explained in the Company's Form 10-KSB for the period ended May 31, 2005.